UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
Specialized Disclosure Report

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ITT INC.

Indiana	001-05672	81-1197930
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1133 Westchester Avenue White Plains, New York	10604
(Address of principal executive offices)	(Zip Code)

Thomas M. Scalera, Chief Financial Officer Telephone: (914) 641-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
This Form SD and the Conflict Minerals Report (the "Report"), filed as Exhibit 1.01 hereto, are publicly available on our website at http://www.itt.com/about/product-stewardship. The content of the website is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 Exhibit
Conflict Minerals Report
See Exhibit 1.01 to this Form SD, incorporated herein by reference.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT INC. (Registrant)

May 31, 2018	By:	/s/ Thomas M. Scalera
Name: Thomas M. Scalera
Title: Executive Vice President and Chief Financial Officer